(Check One): ☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2006 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER 000-05559 CUSIP NUMBER

For Period Ended: 06/30/06
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FIRST FINANCIAL CORPORATION

Full Name of Registrant

Not Applicable

Former Name if Applicable

800 Washington Avenue

Address of Principal Executive Office (Street and Number)

Waco, TX 76701

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to timely file its Form 10-QSB for the period ended June 30, 2006 without unreasonable effort or expense.  During the period ended June 30, 2006, the Registrant discontinued its mortgage operations.  The analysis of the impact of this discontinuance of mortgage operations upon the financial statements of the Registrant has delayed the ability of the Registrant to timely file its Form 10-QSB without unreasonable effort or expense.  Registrant has determined that it should disclose the effects of certain recent events in its Form 10-QSB for the period ended June 30, 2006 and there has been insufficient time to do so within the prescribed filing period. These events are described in registrant's Form 8-K filed August 11, 2006.

 (Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David W. Mann (Name)	254 (Area Code)	757-2424 (Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒Yes  ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant will reflect a net loss of approximately $2.4 million for the three months ended June 30, 2006 compared to a net loss of $1.2 million for the same period last year.  During the quarter ended June 30, 2006, the Registrant discontinued its mortgage operations, the Registrant’s only significant source of revenue.  This discontinuation of mortgage operations resulted in significant losses in comparison to the same period last quarter.  The Registrant recorded an impairment of assets of $.8 million as a result of this discontinuation of mortgage operations.  Also, the Registrant increased its provision for loan losses in the amount of $1.7 million dollars for the three months ended June 30, 2006 in comparison to a $.6 million increase for the same period last year.

FIRST FINANCIAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 15, 2006	By	/s/ David W. Mann
David W. Mann, Chief Executive Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).